Via EDGAR

May 9, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Gold Reserve Ltd.

Withdrawal of Form RW for Registration Statement on Form S-8

File No. 333-133421

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Gold Reserve Ltd. (the “Registrant”) hereby requests withdrawal of its Withdrawal Request (Form RW) dated January 30, 2025 to the Registration Statement on Form S-8, filed by the Registrant on January 30, 2025 (the “Registration Statement”), pursuant to Form RW. The Form RW was incorrectly filed on EDGAR by the Registrant as a Withdrawal Request for such Registration Statement, as certain of the securities registered thereon may previously have been sold in part or in full or the transaction disclosed in such Registration Statement may have been of no effect or may have expired, thus, in any such case, necessitating either no requirement for any further filing or the potential filing of a post-effective amendment to such Registration Statement (which potential post-effective amendment is not the subject of this withdrawal correspondence).

Should you have any questions regarding this application for withdrawal, please do not hesitate to contact the undersigned or the Company’s legal counsel for this filing, Randy Katz of Clark Hill LLP at (213) 417-5310. Thank you for your assistance with this matter.

Very truly yours,

GOLD RESERVE LTD.

/s/ David P. Onzay

David P. Onzay

Chief Financial Officer

Rosebank Centre, 5th Floor, 11 Bermudiana Road, Pembroke, HM 08, Bermuda